Exhibit 99.3

SHAREHOLDERS’ EXTRAORDINARY GENERAL MEETING CONVENED ON NOVEMBER 29, 2018 AT 9:00 AM CET at the offices of Freshfields Bruckhaus Deringer LLP at Strawinskylaan 10, 1077 XZ in Amsterdam (NL)

PROXY FORM

To be sent to and to be received by: Computershare S.p.A., Via Nizza 262/73, 10126 Turin (Italy), as Agent for CNH Industrial N.V., by 11:00 p.m. CET on November 21, 2018 by mail or by Fax (+39 011 0923202) or by e-mail (cnhi@computershare.it), as an attachment in PDF format.

Disclaimer

This Proxy Form shall be completed and signed by the Shareholder in order to appoint Computershare S.p.A. to vote as per attached Voting Instructions Form at the Shareholders’ Extraordinary General Meeting of CNH Industrial N.V.. Alternatively the Shareholder can vote online through the company website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings).

Mandatory information *

THE UNDERSIGNED*
Date of birth *	Place of birth *		Resident in (town/city) *
At (street address) *			Italian Tax Code*
Telephone no. *		e-mail
entitled to vote at the close of business of	November 1, 2018	(record date) as (1):
registered shareholder	legal representative or agent with authority to sub-delegate			Pledgee	Taker-in
Beneficial interest holder	official receiver	manager	other (specify)
for no. *	CNH Industrial common shares
(2) registered in the name of
Date of birth *	Place of birth *		Resident in (town/city) *
At (street address) *			Italian tax Code
Registered in the securities account no. (3)		At	Bank code (ABI)	Branch code (CAB)
as resulting from communication no. (4)		Made by (Bank)

APPOINTS Computershare S.p.A. to attend at the above mentioned meeting and to vote, with reference to the above shares, in accordance with the instructions provided in the following Voting Instructions Form. If no such directions are indicated, ACKNOWLEDGES that Computershare S.p.A. will have the authority to vote “For” with regard to all following proposals.

DATE	Form of identification (5) (type)*	Issued by *	no. *	SIGNATURE

1.	Specify the capacity of the proxy signatory and, where applicable, attach documentary proof of his power.
2.	To be completed only if the registered shareholder is different from the proxy signatory; mandatory indications on relevant personal details must be included.
3.	Provide the securities account number, Bank Codes and Branch Codes of the Depository, or in any case its name, available in the securities account statement.
4.	Reference to the communication made by the intermediary and its name.
5.	Provide details of a valid form of identification of the proxy signatory.

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SHAREHOLDERS’ EXTRAORDINARY GENERAL MEETING CONVENED ON NOVEMBER 29, 2018 AT 9:00 AM CET at the offices of Freshfields Bruckhaus Deringer LLP at Strawinskylaan 10, 1077 XZ in Amsterdam (NL)

VOTING INSTRUCTIONS FORM

The Undersigned

INSTRUCTS the Appointed Representative to vote at the above indicated shareholders’ meeting as follows

RESOLUTIONS OF THE AGENDA TO BE VOTED	VOTE (Please tick as appropriate)
2.a. Appointment of Hubertus M. Mühlhäuser as executive director	For	Against	Abstain
2.b. Appointment of Suzanne Heywood as executive director	For	Against	Abstain

SIGNATURE ……………………………….

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CNH Industrial N.V. IMPORTANT EXTRAORDINARY GENERAL MEETING INFORMATION 000004 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext Electronic Voting Instructions Available 24 hours a day, 7 days a week! Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy. VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR. Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Standard Time, on November 21, 2018. Vote by Internet Go to www.investorvote.com/CNHI Or scan the QR code with your smartphone Follow the steps outlined on the secure website Vote by telephone Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone Follow the instructions provided by the recorded message Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Extraordinary General Meeting Proxy Card IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — The Board of Directors recommends that you vote FOR proposals 2.a. - 2.b. 2. To vote FOR, AGAINST or ABSTAIN on the appointment of the executive directors: For Against Abstain For Against Abstain 2.a. - Hubertus M. Mühlhäuser (executive director) 2.b. - Suzanne Heywood (executive director)C 1234567890 J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND 1UPX 3912741 MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — CNH INDUSTRIAL N.V. Extraordinary General Meeting of Shareholders – November 29, 2018 The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of Shareholders of the Company on Thursday, November 29, 2018, at the offices of Freshfields Bruckhaus Deringer LLP at Strawinskylaan 10, 1077 XZ in Amsterdam, the Netherlands commencing at 9:00 A.M. Central European Time and any adjournments thereof. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. ATTENDANCE OF THE UNDERSIGNED AT THE EXTRAORDINARY GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING. B Non-Voting Items Change of Address — Please print your new address below. Comments — Please print your comments below. Meeting Attendance Mark the box to the right if you plan to attend the Extraordinary General Meeting. C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

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CNH Industrial N.V.

IMPORTANT EXTRAORDINARY GENERAL MEETING INFORMATION

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ENDORSEMENT_LINE______________ SACKPACK_____________

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DESIGNATION (IF ANY)
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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Standard Time, on November 21, 2018.

Vote by Internet

- Go to **www.investorvote.com/CNHI**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Extraordinary General Meeting Proxy Card

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends that you vote FOR proposals 2.a. - 2.b.

2. To vote FOR, AGAINST or ABSTAIN on the appointment of the executive directors:

	For	Against	Abstain
2.a. - Hubertus M. Mühlhäuser (executive director)	☐	☐	☐
2.b. - Suzanne Heywood (executive director)	☐	☐	☐

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IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — CNH INDUSTRIAL N.V. Extraordinary General Meeting of Shareholders – November 29, 2018 + The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common and special voting shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of Shareholders of the Company on Thursday, November 29, 2018, at the offices of Freshfields Bruckhaus Deringer LLP at Strawinskylaan 10, 1077 XZ in Amsterdam, the Netherlands commencing at 9:00 A.M. Central European Time and any adjournments thereof. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. ATTENDANCE OF THE UNDERSIGNED AT THE EXTRAORDINARY GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING. B Declaration and Power of Attorney: By checking this box, you irrevocably and unconditionally: (a) agree to be bound by the Special Voting Shares Terms and Conditions, as published on the CNH Industrial website; and (b) authorize and instruct Computershare represent you and act on your behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Share in accordance with and pursuant to the Special Voting Shares Terms and Conditions. C Non-Voting Items Change of Address — Please print your new address below. Comments — Please print your comments below. Meeting Attendance Mark the box to the right if you plan to attend the Extraordinary General Meeting. D Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - D ON BOTH SIDES OF THIS CARD.